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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                               AHL Services, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    001296102
                                 (CUSIP Number)

                          Mr. Frank A. Argenbright, Jr.
                                  404-267-2222
                            3353 Peachtree Road, N.E.
                             Suite 1120, North Tower
                             Atlanta, Georgia 30326
                             -----------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:
                               Russell B. Richards
                                 King & Spalding
                           191 Peachtree Street, N.E.
                             Atlanta, Georgia 30303

                                 January 6, 2002
                          (Date of Event Which Requires
                            Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]



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Check the following box if a fee is being paid with the Statement. [  ] (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)


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CUSIP NO. 001296102

1.       NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                  Frank A. Argenbright, Jr.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [  ]
                                                             (b)  [  ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
----------------------------------------------------------------------------

           NUMBER OF SHARES      7.     SOLE VOTING POWER          6,016,539
                                 --------------------------------------------
          BENEFICIALLY OWNED
                                 8.     SHARED VOTING POWER        1,283,461
           BY EACH REPORTING     --------------------------------------------

              PERSON WITH        9.     SOLE DISPOSITIVE POWER     6,016,539
                                 --------------------------------------------

                                 10.    SHARED DISPOSITIVE POWER   1,283,461
-----------------------------------------------------------------------------

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  7,300,000

8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                           [  ]

9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  47.9%

10.      TYPE OF REPORTING PERSON*

                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 3 of 6 Pages
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                        STATEMENT PURSUANT TO RULE 13d-1
                                     OF THE
                          GENERAL RULES AND REGULATIONS
                                    UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934


Item 1.   Security and Issuer

          The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $0.01 per share (the "Common Stock"), of AHL Services, Inc. (the "Issuer"), a Georgia corporation, with its principal executive offices located at 3353 Peachtree Road, N.E., Suite 1120, North
Tower, Atlanta, Georgia 30326.

Item 2.   Identity and Background

         This statement is being filed by Frank A. Argenbright, Jr., an individual ("Holder"). Holder is the Issuer's Chairman of the Board of Directors. The principal place of business and principal office of Holder is 3353 Peachtree Road, N.E., Suite 1120, North Tower, Atlanta, Georgia 30326.

          During the last five years, Holder has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          Not applicable.

Item 4.   Purpose of Transaction.

          The subject shares of Common Stock directly or indirectly acquired are held for investment purposes. Holder has no plans or proposals relating to any matters specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, Holder reserves the right to adopt such plans or proposals in the future, subject to applicable regulatory requirements, if any. Depending upon market conditions, an evaluation of the business and prospects of the Issuer and other factors, Holder or it affiliates may, in its sole discretion, purchase additional shares of Common Stock or dispose of the subject shares of Common Stock from time to time in the open market, in privately negotiated transactions or otherwise, subject to market conditions and other factors.


                               Page 4 of 6 Pages
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Item 5.   Interest in Securities of the Issuer.

          (a) As of the date on which this statement is executed, Holder beneficially owns 7,300,000 shares of Common Stock of the Issuer, constituting 47.9% of the Issuer's issued and outstanding shares of Common Stock, based upon an aggregate of 15,246,792 shares of Common Stock of the Issuer issued and outstanding as of January 14, 2002.

          (b) Holder has sole power to vote or to direct the vote of, and to dispose or to direct the disposition of, 6,016,539 shares of the subject Common Stock and shared power to vote or to direct the vote of, and to dispose or to direct the disposition of 1,283,461 shares of the subject Common Stock.

          (c) During the 60 days preceding the date of this statement Holder has engaged in one transaction. Holder "sold" 600,000 shares of Common Stock by transferring those shares to satisfy a loan.

          (d) Holder's spouse has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,283,461 shares of the subject Common Stock.

          (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          None.

Item 7.   Material to be filed as Exhibits.

          None


                               Page 5 of 6 Pages
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                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2002

                                       /s/ Frank A. Argenbright, Jr.
                                       -------------------------------
                                           Frank A. Argenbright, Jr.




                               Page 6 of 6 Pages